UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                    Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2013 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2012 and 2013

	March 31,	March 31,
	2012	2013
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,494,099	240,565
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; March 31, 2013: RMB14,112)	79,012	73,076	11,766
Inventories	6,666	10,265	1,652
Prepaid expenses and other receivables	11,561	11,602	1,868
Trading securities	354	-	-
Debt issuance costs	-	3,678	592
Deferred tax assets	5,268	5,454	878
Total current assets	897,172	1,598,174	257,321
Property, plant and equipment, net	267,862	468,272	75,397
Non-current prepayments	2,863	212,633	34,236
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; March 31, 2013: RMB36,361)	254,236	249,370	40,152
Inventories	34,651	39,730	6,396
Intangible assets, net	129,791	125,170	20,154
Available-for-sale equity securities	98,199	88,404	14,234
Other investment	134,363	189,129	30,452
Debt issuance costs	-	11,667	1,879
Deferred tax assets	5,013	3,727	600
Total assets	1,824,150	2,986,276	480,821

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	8,050
Accounts payable	6,343	9,890	1,592
Accrued expenses and other payables	33,351	84,006	13,527
Deferred revenue	106,110	172,328	27,747
Amounts due to related parties	360	11,241	1,810
Income tax payable	5,943	4,983	802
Total current liabilities	197,107	332,448	53,528
Convertible notes	-	751,781	121,044
Non-current deferred revenue	306,534	530,258	85,377
Other non-current liabilities	60,420	107,158	17,254
Deferred tax liabilities	24,462	23,168	3,730
Total liabilities	588,523	1,744,813	280,933

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued
and outstanding as of March 31, 2012 and 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013	50	50	8
Additional paid-in capital	865,654	798,221	128,522
Treasury stock, at cost (March 31, 2012: nil; March 31, 2013: 136,899 shares)	-	(2,815)	(453)
Accumulated other comprehensive income	26,057	18,256	2,939
Retained earnings	310,973	423,420	68,175
Total shareholders’ equity	1,202,734	1,237,132	199,191
Non-controlling interests	32,893	4,331	697
Total equity	1,235,627	1,241,463	199,888
Total liabilities and equity	1,824,150	2,986,276	480,821

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2012 and 2013

	Three months ended March 31,			Year ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	99,778	133,011	21,417	380,490	526,123	84,711
Direct costs	(23,330)	(26,907)	(4,332)	(86,658)	(106,621)	(17,167)
Gross profit	76,448	106,104	17,085	293,832	419,502	67,544
Operating expenses
Research and development	(1,953)	(2,249)	(362)	(7,615)	(8,459)	(1,362)
Sales and marketing	(16,567)	(26,116)	(4,205)	(61,678)	(93,684)	(15,084)
General and administrative	(23,086)	(26,992)	(4,346)	(89,696)	(108,045)	(17,396)
Total operating expenses	(41,606)	(55,357)	(8,913)	(158,989)	(210,188)	(33,842)
Operating income	34,842	50,747	8,172	134,843	209,314	33,702
Other income/(expense), net
Interest income	3,411	4,002	644	13,432	15,064	2,425
Interest expense	(896)	(22,070)	(3,553)	(3,287)	(70,097)	(11,286)
Exchange gain/(loss)	33	(25)	(4)	(1,343)	(984)	(158)
Dividend income	-	-	-	7,217	4,685	754
Others	823	924	149	737	203	33
Total other income/(expense), net	3,371	(17,169)	(2,764)	16,756	(51,129)	(8,232)
Income before income tax	38,213	33,578	5,408	151,599	158,185	25,470
Income tax expense	(6,597)	(10,483)	(1,688)	(9,634)	(38,543)	(6,206)
Net income	31,616	23,095	3,720	141,965	119,642	19,264
Net income attributable to non-controlling interests	(2,377)	(67)	(11)	(9,985)	(7,195)	(1,158)
Net income attributable to the Company	29,239	23,028	3,709	131,980	112,447	18,106

Net income per share:
Attributable to ordinary shares
- Basic	0.40	0.32	0.05	1.79	1.49	0.24
- Diluted	0.40	0.32	0.05	1.79	1.49	0.24

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(604)	2,936	473	(1,653)	1,296	209
- Net unrealized gain/(loss) in available-for-sale equity
securities, net of nil tax	58,055	12,023	1,936	46,587	(9,120)	(1,468)
Comprehensive income	89,067	38,054	6,129	186,899	111,818	18,005

Comprehensive income attributable to non-controlling
interests	(2,427)	(67)	(11)	(10,282)	(7,172)	(1,155)
Comprehensive income attributable to the Company	86,640	37,987	6,118	176,617	104,646	16,850

Other Events

On June 18, 2013, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2013. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 18, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 18, 2013